EXHIBIT 12.1
ENTERPRISE PRODUCTS PARTNERS L.P.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	For the
	Six Months
	Ended	For the Year Ended December 31,
	June 30, 2009	2008	2007	2006	2005	2004

Consolidated income	$437.4	$995.4	$564.3	$610.2	$425.3	$276.4
Add: Provision for income taxes	17.4	26.4	15.3	21.3	8.4	3.8
Less: Equity in (earnings) loss from unconsolidated affiliates	4.2	(59.1)	(29.7)	(21.6)	(14.5)	(52.8)

Consolidated pre-tax income before equity in income of unconsolidated affiliates	459.0	962.7	549.9	609.9	419.2	227.4
Add: Fixed charges	270.8	484.3	400.1	306.8	264.9	168.5
Amortization of capitalized interest	5.7	10.5	9.3	7.9	1.6	0.9
Distributed income of equity investees	38.5	98.6	73.6	43.0	56.1	68.0

Subtotal	774.0	1,556.1	1,032.9	967.6	741.8	464.8
Less: Capitalized interest	(17.7)	(71.6)	(75.5)	(55.7)	(22.0)	(2.8)
Net income attributable to noncontrolling interest	(25.5)	(41.4)	(30.6)	(9.1)	(5.8)	(8.1)

Total earnings	$730.8	$1,443.1	$926.8	$902.8	$714.0	$453.9

Fixed charges:
Interest expense	$246.6	$400.7	$311.8	$238.0	$230.5	$155.7
Capitalized interest	17.7	71.6	75.5	55.7	22.0	2.8
Interest portion of rental expense	6.5	12.0	12.8	13.1	12.4	10.0

Total	$270.8	$484.3	$400.1	$306.8	$264.9	$168.5

Ratio of earnings to fixed charges	2.70x	2.98x	2.32x	2.94x	2.69x	2.69x

     These computations take into account our consolidated operations and the distributed income from our equity method investees. For purposes of these calculations, “earnings” is the amount resulting from adding and subtracting the following items:
     Add the following, as applicable:
•	consolidated pre-tax income before income or loss from equity investees;

•	fixed charges;

•	amortization of capitalized interest;

•	distributed income of equity investees; and

•	our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges.
     From the subtotal of the added items, subtract the following, as applicable:
•	interest capitalized;

•	preference security dividend requirements of consolidated subsidiaries; and

•	net income attributable to noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges.
     The term “fixed charges” means the sum of the following: interest expensed and capitalized; amortized premiums, discounts and capitalized expenses related to indebtedness; an estimate of interest within rental expenses; and preference dividend requirements of consolidated subsidiaries.